Exhibit 8.2

Troutman Sanders LLP 875 Third Avenue New York, New York 10022 troutman.com

August 9, 2019

MidSouth Bancorp, Inc.

102 Versailles Boulevard

Lafayette, Louisiana 70501

Form S-4/A Registration Statement

Ladies and Gentlemen:

We have acted as special counsel to MidSouth Bancorp, Inc., a Louisiana corporation (“MidSouth”), in connection with the proposed merger (the “Merger”) of MidSouth with and into Hancock Whitney Corporation, a Mississippi corporation (“Hancock Whitney”), with Hancock Whitney surviving, in accordance with the applicable provisions of the Louisiana Business Corporation Act and the Mississippi Business Corporation Act and pursuant to the Agreement and Plan of Merger dated as of April 30, 2019 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement. At your request, and in connection with the filing of amendment no. 1 to the Form S-4, including the proxy statement/prospectus forming a part thereof (the “S-4/A”), we are rendering our opinion concerning certain United States federal income tax matters.

In rendering our opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness of the facts, information, representations, covenants and agreements contained in the Agreement, the S-4/A and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. For purposes of rendering our opinion, we have assumed that (i) the Merger will be consummated in accordance with the provisions of the Agreement and as described in the S-4/A (and no transaction or condition described therein and affecting this opinion will be waived by any party to the Agreement), (ii) the statements concerning the Merger contemplated by the Agreement and the parties referred to in the Agreement and the S-4/A are true, complete and correct, and will remain true, complete and correct at all times up to and including the Effective Time and thereafter (where relevant), (iii) any statements made in the Agreement or the S-4/A regarding the “belief” of any person are true, complete and correct, and will remain true, complete and correct at all times up to and including the Effective Time and thereafter (where relevant) in each case as if made without such qualification, and (iv) the parties to the Agreement have complied with, and, if applicable, will continue to comply with, their respective covenants and agreements contained in the Agreement. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, representations, covenants and agreements set forth in the documents referred to in this paragraph.

MidSouth Bancorp, Inc. August 9, 2019 Page 2

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, Internal Revenue Service pronouncements and judicial decisions, all as in effect on the date hereof. These authorities are subject to change and any such change may be applied retroactively, and we can provide no assurance as to the effect that any change may have on the opinion that we have expressed below.

Based upon and subject to the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth therein, the discussion in the section of the S-4/A entitled “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER”, is accurate in all material respects.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the S-4/A and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Troutman Sanders LLP